

February 13, 2012

<u>Via E-mail</u>
Yulu Bai
Chief Executive Officer
Silvan Industries, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002

> **Re: Silvan Industries, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed December 16, 2011**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed December 16, 2011**
> **File No. 0-52843**

Dear Mr. Bai:

We issued comments to you on the above captioned filings on January 11, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 27, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 27, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via Facsimile</u>
      Qixiang Sun, Esq.
      Pillsbury Winthrop Shaw Pittman LLP